SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                 FINANCING FOR SCIENCE INTERNATIONAL, INC.
- ------------------------------------------------------------------------------
                                (Name of issuer)


                  Common Stock, Par Value $.01 Per Share
- ------------------------------------------------------------------------------
                         (Title of class of securities)


                                 317706109
- ------------------------------------------------------------------------------
                                 (CUSIP number)


                                 Mr. Philip Dyke
                         ELECTRA INVESTMENT TRUST P.L.C.
                      65 Kingsway, London, England WC2B 6QT
                       United Kingdom, 011-44-071-831-6464
- ------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)



                                 August 29,1996
- ------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following pages)
                              (Page 1 of 13 Pages)

1.    NAME OF REPORTING PERSON S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON
      Electra Investment Trust P.L.C.
      ------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_|
                                                        (b) |X|

3.    SEC USE ONLY
      ------------------------------------------------------------------------

4.    SOURCE OF FUNDS*
       OO
      ------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
      ------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                        |_|
       United Kingdom
      ------------------------------------------------------------------------


NUMBER OF         7.    SOLE VOTING POWER  1,260,000
SHARES                                     -----------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER  0
OWNED BY                                    ----------------------------------
EACH              9.    SOLE DISPOSITIVE POWER  1,260,000
REPORTING                                      -------------------------------
PERSON WITH      10.    SHARED DISPOSITIVE POWER  0
                                                 -----------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,260,000
      ------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN                        |_|
      ROW (11) EXCLUDES CERTAIN SHARES*
      ------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       23.08
      ------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*
       IV
      ------------------------------------------------------------------------

- --------------------

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 2 of 13 Pages)

                         AMENDMENT NO. 1 TO SCHEDULE 13D

      Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended (the "Act"), this is the first electronic amendment to a paper format Original Schedule 13D, dated June 17, 1994 (the "Original Schedule 13D"), filed by Electra Investment Trust P.L.C. ("Electra") and accordingly amends and restates the text of the Original Schedule 13D. However, pursuant to Rule 13d-2(c) this amended and restated Schedule 13D does not set forth the previously filed paper exhibits. This statement (the "Statement") is being filed pursuant to Rule 13d-2(a) under the Act as a result of the sale by Electra of its total interest in the Common Stock (as defined below) of the Issuer (as defined below) as part of a merger transaction whereby FINOVA Capital Corporation ("FINOVA") acquired beneficial ownership of 100% of the equity of the Issuer as more fully described below. Accordingly, this Statement shall serve as the final amendment to the Original Schedule 13D filed by Electra with repect to its interest in the Issuer.

ITEM 1.     SECURITY AND ISSUER.

      This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Financing for Science International, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 10 Waterside Drive, Farmington, Connecticut, 06032-3065.

      ITEM 2.     IDENTITY AND BACKGROUND.

      (a) This Statement is filed by Electra, a company incorporated in England and Wales (Electra is sometimes referred to as the "Reporting Person").

      (b) - (c)

      Electra Investment Trust P.L.C., a company incorporated in England and Wales, is an investment trust that provides equity capital for private and public companies. The principal business address of Electra is 65 Kingsway, London, England, WC2B 6QT, which also serves as its principal office.




                              (Page 3 of 13 Pages)

      (d) - (e)

      Neither the Reporting Person nor to the best of its knowledge, any of its executive officers and directors, set forth on Schedule 1, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      ITEM 3.     SOURCE AND AMOUNT OF FUNDS

                  OR OTHER CONSIDERATION.

      In connection with the initial public offering (the "Offering") by the Issuer of 2,500,000 shares of its Common Stock and 2,500,000 Redeemable Common Stock Purchase Warrants, which registration statement on Form S-1 relating thereto (the "Registration Statement") was filed pursuant to the Securities Act of 1933, as amended (the "Act"), and which was declared effective by the Securities and Exchange Commission on May 20, 1994, the Issuer converted Electra's 700 shares of Series A Preferred Stock (the "Series A Preferred Stock") into 1,120,000 shares of Common Stock. In addition, at the closing of the Offering, Electra acquired an additional 70,000 shares of Common Stock and 70,000 redeemable common stock purchase warrants (the "Warrants"), which were not exercisable for the first year following the Offering.

      Pursuant to that certain Series A Preferred Stock Purchase Agreement, among the Issuer, Electra and Electra Holdings, Inc. ("EHI"), a wholly-owned subsidiary of Electra, dated as of December 31, 1991 (the "Securities Purchase Agreement"), a copy of which was attached as Exhibit A to the Original Schedule 13D, Electra acquired from the Issuer 500 shares of Series A Preferred Stock investment purposes. EHI also acquired from the Issuer 500 shares of Series A Preferred Stock. Pursuant to Amendment No. 1 to the Securities Purchase Agreement, a copy of which was attached as Exhibit B to the Original Schedule 13D ("Amendment No. 1"), EHI sold 300 shares of Series A Preferred Stock to two


                              (Page 4 of 13 Pages)
third parties. Subsequently, EHI transferred its remaining shares of Series A Preferred Stock to Electra.

      The funds used by Electra in making its original purchase of the Series A Preferred Stock and the purchase of the 70,000 shares of Common Stock and 70,000 Warrants described herein represent investment funds of Electra. None of the purchases by Electra involved borrowed funds.

      Pursuant to a Proxy Statement, dated August 9, 1996 (the "Proxy Statement"), holders of Common Stock of the Issuer were asked to approve a merger whereby FINOVA Capital Corporation, a Delaware corporation ("FINOVA") would acquire beneficial ownership of 100% of the equity of the Issuer in a single transaction pursuant to which the stockholder's of the Company would receive cash ($6.40 in cash) for each share of Common Stock of the Company (the "Merger Transaction"). At a special meeting of stockholders of the Issuer held on August 29, 1996 a majority of the outstanding shares of Common Stock of the Issuer voted to approve the Merger Transaction. Accordingly, Electra will receive $6.40 for each of its 1,260,000 shares of Common Stock of the Issuer.

      ITEM 4.     PURPOSE OF TRANSACTION.

      Pursuant to the Proxy Statement FINOVA acquired beneficial ownership of 100% of the equity of the Issuer via the Merger Transaction. Accordingly, Electra sold its whole interest in the Issuer and no longer has a beneficial interest in the Issuer. Prior to the Merger Transaction the Common Stock of the Issuer was traded on the NASDAQ National Market section of the NASDAQ Stock Market under the symbol "FFSI." Subsequent to the merger, FINOVA had the Issuer delisted from the NASDAQ Stock Market and terminated the registration of the class of Common Stock under Section 12(g) of Securities Exchange Act of 1934.

      Electra originally acquired its shares of Series A Preferred Stock for the purpose of investment. The Series A Preferred Stock was converted at the time of the Offering by agreement with the Issuer pursuant to Amendment No. 4 to the Securities Purchase Agreement, dated as of May 18, 1994, a copy of which was attached as Exhibit E to the Original Schedule 13D("Amendment No. 4"), and


                              (Page 5 of 13 Pages)
the Issuer's Restated Certificate of Incorporation, as amended on May 19, 1994. The subsequent purchase of 70,000 shares of Common Stock and 70,000 Warrants was for investment purposes.

      ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

      (a) Immediately prior to the Merger Transaction, Electra owned an aggregate of 1,260,000 shares of Common Stock, representing 23.08% of the Issuer's outstanding shares of Common Stock, including 70,000 shares of Common Stock issuable pursuant to redeemable warrants which were purchased from the Company upon the closing of the Offering. Upon approval of the Merger Transaction each of Electra's shares of Common Stock of the Issuer were sold for $6.40 cash.

      (b) Electra had sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock of which it had beneficial ownership. Pursuant to that certain voting agreement, by and between Electra and FINOVA, dated May 19, 1996 (the "Voting Agreement"), subject to certain conditions, Electra agreed to vote or cause to be voted all of its shares of Common Stock to approve the Merger Transaction.

      (c) Other than as described in this Item 5, the Reporting Person has not engaged in any transactions with respect to the Common Stock required to be reported in response to this Item 5 during the past sixty (60) days.

      (d) Prior to the Merger Transaction, no person other than the Reporting Person beneficially owned any of the shares of Common Stock which may be deemed beneficially owned by the



                              (Page 6 of 13 Pages)

Reporting Person and the Reporting Person does not know of any other person who has the right to receive or the power to direct the receipt of proceeds from the sale of any of the shares owned beneficially by the Reporting Person.

      ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS,
                  OR RELATIONSHIPS WITH RESPECT TO
                  SECURITIES OF THE ISSUER.

      At various times and in conjunction with the Offering, Electra had negotiated certain registration rights which were relinquished and or canceled as a result of the Merger Transaction.

      Prior to the Merger Transaction, Diane M. Smith, Senior Vice President of Electra, Inc., an affiliate of Electra, served as a director on the Issuer's classified Board of Directors and also served on the Issuer's Executive, Audit, Executive Compensation, Restricted Stock and Stock Option Committees.



                              (Page 7 of 13 Pages)

      Pursuant to the Voting Agreement, subject to certain conditions, Electra agreed (a) not to sell, pledge, transfer, assign, encumber or otherwise alienate any shares of Common Stock owned by Electra and (b) to vote or cause to be voted all of its shares of Common Stock to approve the Merger Transaction, so long as that certain Agreement and Plan of Merger, by and among the Issuer, FINOVA and Finova Business



                             (Page 8 of 13 Pages)

Credit Corp., dated as of May 19, 1996, is not amended adversely to Electra.



      ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

MATERIALS FILED AS EXHIBITS TO THE ORIGINAL SCHEDULE 13D

Exhibit           A - Series A Preferred Stock Purchase Agreement, dated
                  December 31, 1991.

Exhibit B -       Amendment No. 1 to the Series A Preferred Stock
                  Purchase Agreement, dated April 10, 1992.

Exhibit C -       Amendment No. 2 to the Series A Preferred Stock
                  Purchase Agreement, dated September 25, 1992.

Exhibit D -       Amendment No. 3 to the Series A Preferred Stock
                  Purchase Agreement, dated October 27, 1993.

Exhibit E -       Amendment No. 4 to the Series A Preferred Stock
                  Purchase Agreement, dated May 18, 1994.

Exhibit           F - Letter Agreement, dated December 31, 1991, as amended.

Exhibit G-1 -     Letter Agreement, dated May 12, 1994.

Exhibit G-2 -     Letter Agreement, dated May 12, 1994.



                             (Page 9 of 13 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this

Statement is true, complete and correct.



Dated:      September 9, 1996

                                    ELECTRA INVESTMENT TRUST P.L.C.



                                    By:   /s/ Hugh Mumford
                                        -----------------------------------
                                        Name:  Hugh Mumford
                                        Title: Director


                             (Page 10 of 13 Pages)

                                   SCHEDULE 1

The following persons are directors or officers of Electra:

      (1)         Michael Craig Stoddart
                  Compton House
                  Kinver, Nr. Stourbridge
                  West Midlands, U.K.
                  Citizenship: British
                  Mr. Stoddart is Executive Chairman of Electra.

      (2)         Colin Hyndmarsh Black
                  15 Tudor Close
                  Cobham
                  Surrey  KT11 2PH, U.K.
                  Citizenship:  British
                  Mr. Black is a non-Executive Director of Electra and Chairman and Director of a number of other U.K. companies.





                             (Page 11 of 13 Pages)

      (3)         Lord Vinson of Roddam Dene
                  34 Kynance Mews
                  London SW7 4QR, U.K.
                  Citizenship: British
                  Lord Vinson is a non-Executive Director of Electra and a Director of a number of other U.K. companies.

      (4)         Brian Kenneth Peppiatt
                  Aston Mullins Farm
                  Ford, Aylesbury, U.K.
                  Citizenship: British
                  Mr. Peppiatt is a non-Executive Director of Electra and a Director of a number of other U.K. companies.

      (5)         Sir Christopher Wates
                  26 Sumner Place
                  South Kensington
                  London SW7 3NT, U.K.
                  Citizenship: British
                  Sir Wates is a non-Executive Director of Electra and Chief Executive of the Wates Group of Companies.

      (6)         Leon Levy
                  One Sutton Place South
                  Apartment 3A
                  New York, New York  10022
                  Citizenship: U.S.
                  Mr. Levy is a non-Executive Director of Electra and a partner in Odyssey Partners L.P.

      (7)         John Michael Pickard
                  Meadow House, Meadow Walk
                  Walton-on-the-Hill
                  Tadworth, Surrey, KT20 7UF, U.K.
                  Citizenship: British
                  Mr. Pickard is a non-Executive Director of Electra and Chairman of London Docklands Development Corporation

      (8)         Mr. Rt. Hon. Tom King, CH MP
                  Doncombe Mill Ford



                             (Page 12 of 13 Pages)

                  Chippenham, Wiltshire, SN148RR, U.K.
                  Citizenship: British
                  Mr. King is a non-Executive Director of Electra and a member of Parliament.

      (9)         Philip John Dyke
                  32 Wykeham Way
                  Burgess Hill
                  West Sussex RH15 OHF, U.K.
                  Citizenship: British
                  Mr. Dyke is the Secretary of Electra.

      (10)        Ronald A. Armstrong
		  c/o Electra
                  65 Kingsway
                  London, England WC2B 6QT
                  Citizenship: British
                  Mr. Armstrong is a Director of Electra and is the Chief Executive of Pera International.

      (11)        J. Peter Williams
                  c/o Electra
                  65 Kingsway
                  London, England WC2B 6QT
                  Citizenship: British
                  Mr. Williams is a Director of Electra and is the Chief Executive of David S. Smith (Holdings)
                  P.L.C.

      (12)        R. Brian Williamson
                  c/o Electra
                  65 Kingsway
                  London, England WC2B 6QT
                  Citizenship: British
                  Mr. Williamson is a Director of Electra and is the Chairman of Gerrard & National Holdings P.L.C.



                             (Page 13 of 13 Pages)